UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010.

Commission File Number 001-31593

BRIGUS GOLD CORP.

(Translation of registrant’s name into English)

Purdy’s Wharf Tower II
Suite 2001, 20th Floor
1969 Upper Water Street
Halifax, Nova Scotia
B3J 3R7, Canada

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

EXPLANATORY NOTE

Brigus Gold Corp. (the “Company”) is filing this Report of Foreign Private Issuer on Form 6-K as notice that, based on shareholder information as of June 30, 2010, it is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to satisfy its obligations under the Securities Act of 1933, as amended, and the Exchange Act under the Multijurisdictional Disclosure System adopted by the U.S. Securities and Exchange Commission.  Accordingly, in the future, the Company will satisfy its reporting obligations under the Exchange Act by filing Form 40-Fs (for annual information reports) and Form 6-Ks (for periodic and other information), instead of on Forms 10-K, 10-Q or 8-K and Schedule 14A, as the Company had done in the past.  It is important to note that disclosure under Forms 40-F and 6-K may differ in certain material respects from disclosure on Forms 10-K, 10-Q and 8-K.  In addition, as a foreign private issuer, the Company is no longer required to, and does not intend to, file beneficial ownership reports (i.e. Forms 3, 4 and 5) under Section 16 of the Exchange Act and will not be subject to the “short swing” trading rules thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 29, 2010

BRIGUS GOLD CORP.

By:	/s/ Melvyn Williams
Melvyn Williams
Chief Financial Officer and Senior Vice President
– Finance and Corporate Development